

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2016

Via E-mail
Deborah Thomas
Chief Executive Officer
Croe, Inc.
11650 South State St., Ste. 240
Draper, Utah 84020

> **Re:    Croe, Inc.**
> **Amendments No 2. and No. 3 to Registration Statement on Form S-1**
> **Filed November 22, 2016 and December 1, 2016**
> **File No. 333-214187**

Dear Ms. Thomas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2015 letter.

Cover Page

1.    We note your response to prior comment 2. Please revise your cover page to indicate that the selling shareholders will sell their shares at the price of $.05 per share until the shares are quoted on the OTCQB marketplace or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

2.    We reissue prior comment 3 as it appears you did not revise the cover page as indicated in your response. We note your statement that "this prospectus relates to the <u>exchange</u> and resale of shares of Common stock of CROE …." (emphasis added)  Your registration statement does not appear to make any other reference to a share exchange. Please revise your registration statement as appropriate.

Signature Page

3.      We note your response to comment 20.  We also note that your signature page indicates that Deborah Thomas signed the registration statement for the company as the principal financial officer and principal accounting officer. The signature page also indicates that Elliott Polatoff is signing in the capacity as principal financial officer and principal accounting officer.  Please revise as appropriate.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

                                            Sincerely,

                                            /s/ David Link for

                                            John Reynolds
                                            Assistant Director
                                            Office of Beverages,
                                            Apparel and Mining

cc:   John D. Thomas, Esq.
      John D. Thomas, P.C.